FEMSA Announces Accelerated Share
Repurchase Agreement

Monterrey, Mexico, September 14, 2026 — Fomento Económico Mexicano, S.A.B. de C.V. (“FEMSA” or the “Company”) (NYSE: FMX; BMV: FEMSAUBD) today announced that, as part of its ongoing efforts and consistent with its capital allocation framework and commitment to enhance capital returns to shareholders, it has entered into a new derivative instrument known as an accelerated share repurchase (“ASR”) agreement with a financial institution in the United States of America to repurchase Company’s shares through the acquisition of American Depositary Shares (“ADS”). Under the terms of the ASR agreement, FEMSA has agreed to repurchase from such financial institution an aggregate amount of up to USD $280 million of its ADS[1], subject to market conditions and delivered at maturity.

The final number of ADSs repurchased and delivered under the ASR agreement will be based on the daily volume-weighted average ADS price during the agreement term, less a discount, and subject to the agreement’s terms and conditions. Final settlement is expected to occur before year-end 2026.

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About FEMSA
FEMSA is a company that creates economic and social value through companies and institutions and strives to be the best employer and neighbor to the communities in which it operates. It participates in two core sectors, retail and beverages. In retail, FEMSA is present through four divisions: i) OXXO Mexico, operating the largest small-format store chain in Mexico; ii) Americas & Mobility, which includes its OXXO convenience store operations across Latin America and the United States, as well as its gas station business in Mexico and the United States; iii) FEMSA Europe, operating convenience and foodvenience formats in five European countries; and iv) FEMSA Health, which includes drugstores and related activities in four Latin American countries. In Mexico, OXXO’s operations are enhanced by, and comprise a customer-focused ecosystem with Spin, a digital platform that leverages the OXXO store network to provide Mexican consumers with access to digital financial services, including Spin by OXXO and Spin Premia, among other initiatives. In the beverage sector, FEMSA participates through Coca-Cola FEMSA, the largest franchise bottler of Coca-Cola products in the world by volume. Across its business units, FEMSA has more than 369,000 employees in 18 countries. FEMSA is a member of the Dow Jones Best-in-Class World Index & Dow Jones Best-in-Class MILA Pacific Alliance Index, both from S&P Global; FTSE4Good Emerging Index; MSCI EM Latin America ESG Leaders Index; S&P/BMV Total México ESG, among other indexes.

[1] ADS underlying units consist of 10 of FEMSA’s BD Units, each representing one Series B Share, two Series D-B Shares and two Series D-L Shares, without par value.

Investor Contact (52) 818-328-6000 investor@femsa.com femsa.gcs-web.com	Media Contact (52) 555-249-6843 comunicacion@femsa.com femsa.com	September 14, 2026	| Page 1